May 6, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Browning:

On April 12, 2016 Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement with respect to the Marathon Value Portfolio (the “Fund”). The proxy statement relates to a shareholder meeting to consider approval of a new investment advisory agreement with a new investment adviser. In a telephone conversation on April 21, 2016, you provided comments to the preliminary proxy statement. On May 2, 2016, the Registrant filed a response to those comments. In a telephone conversation on May 3, 2016, you provided additional comments to the preliminary proxy statement based on our response to your initial comments. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Redlined changes to the draft definitive proxy statement provided with our May 2, 2016 response are provided in the attached Appendix A as you requested.

Comment 1. Please include Tandy Representations in your response letter.

Response. The Registrant notes that the Tandy Representations are included below.

Comment 2. Please explain supplementally why no proforma fee table was included in the preliminary proxy statement.

Response. The Registrant did not include a pro forma fee table because there will not be any changes to the fees and expenses of the Fund as a result of the Transaction.

Comment 3. Consider expanding the disclosure that “no fee increase, change in portfolio manager, or change in investment strategy is proposed” on the cover page and page one to include disclosures that no change in investment risks or investment objectives are proposed.

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Response. The Registrant has revised the disclosure as requested.

Comment 4. In the Board deliberations, please use consistent language to described any changes that will result from the Transaction. Currently, it says that there will be “no material changes” and that things will be “substantially the same”. Further, please explain what will be different after the Transaction as the language suggests that there are, in fact, differences. If there will be no differences, then revise the language to state so.

Response. The Registrant has revised the disclosure to reflect that there are no changes and things will be the same before and after the Transaction.

Comment 5. On page 4, in the second sentence of the paragraph that begins “under the 1940 Act”, please remove the word “general” before “investment process” and consider adding the disclosure noted in Comment 3 above.

Response. The Registrant has revised the disclosure as requested.

Comment 6. Please clarify in the section “Evaluation by the Board of Trustees – Economies of Scale” that the adviser’s “willingness to decrease the unitary fee as assets grow” is not a contractual obligation.

Response. The Registrant has made the revision requested.

Comment 7. In overview and background, please define “goodwill” and state what was paid for it.

Response. The Registrant has revised the disclosure as requested.

Comment 8. The Staff believes that this Transaction is subject to the requirements of Section 15(f) of the 1940 Act. Please make any disclosures regarding the Transaction that are required by Section 15(f) of the 1940 Act.

Response. The Registrant has revised the disclosure as requested.

Comment 9. In the section “Evaluation by the Board of Trustees – Conclusion”, please state that the Board determined that the approval of the Advisory Agreements was in the best interests of the shareholders AND the Fund.

Response. The Registrant has made the revisions requested.

Comment 10. In the section “Evaluation by the Board of Trustees – Profitability”, please explain what “not excessive” means.

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Response. The Registrant has revised the disclosure as follows:

The Trustees agreed that based on Gratus’ projections, Gratus’ expected profitability from serving as the investment adviser to the Fund would not, based on the Board’s business judgment, be excessive.

Comment 11. Please explain supplementally the circumstances leading to the change in the Fund’s investment adviser. Please also confirm supplementally whether the Board considered any other investment advisers besides Gratus. If not, please explain why not. In addition, please confirm whether all of the information considered in approving Gratus as investment adviser came from any sources other than Gratus or Spectrum.

Response. The Fund’s existing investment adviser was resigning, and the principal of the adviser, who was the Fund’s portfolio manager, was going to become an employee of another investment adviser. The Board had been satisfied with the existing adviser and portfolio manager and wished to continue the relationship after the Transaction given that there would be no increase in costs, changes in personnel, or changes to the way the Fund was managed as a result of the change of adviser entity, so, after review of the factors required in assessing an investment adviser, the Board determined to approve the new adviser entity in order to, essentially, continue the existing advisory relationship uninterrupted. Therefore, the Board did not specifically consider any other adviser. All of the information considered in approving Gratus as investment adviser to the Fund came from Gratus and Spectrum.

Comment 12. In the section “Voting Securities and Voting”, please add disclosure regarding how unsigned ballots or unmarked ballots are treated.

Response. The Registrant has added the disclosure requested.

Comment 13. Please provide a copy of the draft definitive proxy statement for Staff review prior to submitting the definitive proxy statement.

Response. The draft definitive proxy statement has been included as Appendix A to this response letter.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

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2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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Appendix A